UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT
Approval and Ratification of Strategic Equity Acquisitions; Acknowledgement of
 Risks and Post-Closing Review Measures

On March 26, 2026, the board of directors of Harrison Global Holdings Inc. (the Company) adopted unanimous written resolutions approving and ratifying certain previously executed share purchase agreements and related matters.

Share Purchase Agreements

The Board approved, ratified and confirmed the execution, delivery and performance of the following transactions:

A Share Purchase Agreement dated March 23, 2026 with U Bio Science Co., Ltd., pursuant to which the Company agreed to acquire 40% equity interest for a total consideration of US$32,000,000 (the U Bio SPA); and
A Share Purchase Agreement dated March 23, 2026 with Gemtech Co., Ltd., pursuant to which the Company agreed to acquire 100% equity interest for a total consideration of US$32,000,000 (the Gemtech SPA).

The U Bio SPA and Gemtech SPA are collectively referred to as the SPAs.

Framework Memorandum

The Board further acknowledged, approved, ratified and adopted an Equity Acquisition Framework Memorandum dated May 25, 2025 (the Framework Memorandum) as a general strategic framework for the Company equity investment activities.

The Framework Memorandum is non-binding in nature (except for certain limited provisions) and does not itself provide enforceable protections with respect to the SPAs.

Acknowledgement of Transaction Background

The Board acknowledged that:

The transactions were initiated, led and executed under the direction of Co-Chief Executive Officer, Ryoshin Nakade;
The purchase prices under the SPAs have been, or are expected to be, paid on or around the execution date; and Each SPA provides for the Company right to conduct a post-closing special audit.

Limitations and Risk Disclosure

In connection with the approval and ratification of the SPAs, the Board expressly acknowledged certain limitations, including:

The information available to the Board was limited at the time of approval; Comprehensive financial, legal, tax and operational due diligence was not completed prior to execution of the SPAs; and No independent valuation or full financial analysis was presented to the Board, and any valuation materials provided were preliminary and subject to verification.

The Board recognized that the transactions involve significant financial, legal and operational risks, and that the enforceability of certain contractual rights may be subject to practical limitations.

Conditional Nature of Approval

The Board approval and ratification of the SPAs were made on a conditional basis, subject to further verification and review to be conducted following closing.

Special Audit and Remedial Actions

The Board directed management, under the supervision of Co-Chief Executive Officer Ryoshin Nakade, to:

Conduct a comprehensive post-closing special audit of the target companies;
and
Report findings to the Board promptly.

Management has been authorized to take all necessary actions, including enforcement of rights, renegotiation of terms, or other remedial measures, if material issues are identified.

Internal Governance Enhancements

The Board further directed management to strengthen internal procedures, including:

Investment approval processes;
Due diligence protocols; and
Risk management controls.
Authorization

Any director or officer of the Company has been authorized to take all actions and execute all documents necessary or desirable to carry out the intent of the foregoing resolutions.

Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: March 17, 2026